UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Attached as Exhibit 99.1 is a required report issued to holders of the 8 3/8% US dollar senior secured notes due 2017 issued by MU Finance plc, a subsidiary of Manchester United plc.  Red Football Limited is the parent company of the bond group and these accounts are to enable bondholders to make like for like comparisons with prior periods.  The report is the annual report and audited consolidated financial statements of Red Football Limited for the fiscal year ended 30 June 2013, which has been prepared in accordance with International Financial Reporting Standards (IFRS).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2013

MANCHESTER UNITED PLC

	By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman

EXHIBIT INDEX

Exhibit Number	Description

99.1	Report issued on October 24, 2013, to holders of the Company’s 8 3/8% US dollar senior secured notes due 2017